SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 20)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSONS Eduro Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,365,460
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,365,460
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,460*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*

Eduro Holdings, LLC (“Eduro”), the Reporting Person, may also be deemed to beneficially own 13,814,727 common shares beneficially owned by Elemetal, LLC (“Elemetal”). See Item 4 for additional information. Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at August 10, 2018 on the Form 10-Q filed by the Issuer on August 14, 2018.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSONS NTR Metals, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSONS John R. Loftus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,365,460
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,365,460

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at August 10, 2018 on the Form 10-Q filed by the Issuer on August 14, 2018.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 9

SCHEDULE 13D/A

This Amendment No. 20 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011, Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011, Amendment No. 7 to the Statement on Schedule 13D filed on February 14, 2012, Amendment No. 8 to the Statement on Schedule 13D filed on October 31, 2012, Amendment No. 9 to the Statement on Schedule 13D filed on January 10, 2013, Amendment No. 10 to the Statement on Schedule 13D filed on July 31, 2013, Amendment No. 11 to the Statement on Schedule 13D filed on September 15, 2015, Amendment No. 12 to the Statement on Schedule 13D filed on February 8, 2016, Amendment No. 13 to the Statement on Schedule 13D filed on April 20, 2016, Amendment No. 14 to the Statement on Schedule 13D filed on June 22, 2016, Amendment No. 15 to the Statement on Schedule 13D filed on October 31, 2016, Amendment No. 16 to the Statement on Schedule 13D filed on December 9, 2016, Amendment No. 17 to the Statement on Schedule 13D filed on December 22, 2016, Amendment No. 18 to the Statement on Schedule 13D filed on February 16, 2017, and Amendment No. 19 to the Statement on Schedule 13D filed on January 2, 2018 (as so amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 13022 Preston Road, Dallas, Texas 75240.

This Amendment No. 20 to the Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 20 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 2.	Identity and Background.

The following is added to the end of Item 2:

In connection with the Contribution Agreement and the Assignment Agreement, each defined and described in Item 4 below, NTR Metals, LLC (“NTR”) is no longer a Reporting Person on this Schedule 13D. Mr. Loftus, together with the new Reporting Person identified below, will continue filing statements on Schedule 13D with respect to their beneficial ownership of Common Shares to the extent required by applicable law. The Reporting Persons are parties to a joint filing agreement pursuant to which the parties are filing this Schedule 13D. The joint filing agreement is filed as an exhibit to this Schedule 13D.

Eduro Holdings, LLC, a Delaware limited liability company (“Eduro”), is hereby added as a Reporting Person to the Schedule 13D, as amended, with respect to the Common Shares directly and beneficially owned by it. The principal business address of Eduro is 38660 Sussex Hwy., Bldg 10, #102, Delmar, Delaware 19940-3529. The principal business of Eduro is investing in securities. During the last five (5) years, Eduro has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Loftus, the Chairman of the Board, President and Chief Executive Officer of the Issuer, is the sole member and holder of the outstanding equity interests in Eduro.

Item 3.	Source and Amount of Funds or Other Consideration.

The following is added to the end of Item 3:

Pursuant to the Contribution Agreement and the Assignment Agreement, each defined and described in Item 4 below, NTR transferred beneficial ownership of all 6,365,460 Common Shares to Eduro for no consideration.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 9

Item 4.	Purpose of Transaction.

The following is added to the end of Item 4:

On August 29, 2018, Eduro and NTR entered into a Contribution Agreement, dated August 29, 2018 (the “Contribution Agreement”), and an Assignment Agreement, dated August 29, 2018 (the “Assignment Agreement”), pursuant to which NTR agreed to transfer, assign, convey and deliver to Eduro all of its right, title and interest in and to all 6,365,460 Common Shares beneficially owned by NTR, as well as all of NTR’s contractual rights and options, if any, to acquire additional Common Shares. The Contribution Agreement and the Assignment Agreement are filed as exhibits to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	See rows 11 and 13 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b)	See rows 7 through 10 of the cover page for each Reporting Person.

Mr. Loftus, by virtue of his relationship with Eduro (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Common Shares that Eduro directly beneficially owns. Mr. Loftus disclaims beneficial ownership of such Common Shares for all other purposes, except to the extent of his pecuniary interest therein.

Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c)	Except as disclosed in Item 3 of this Schedule 13D and Item 4 of this Amendment, the Reporting Persons have not effected any transaction in the Common Shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 9

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of NTR (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.25	Amendment to Stock Agreement, dated as of October 30, 2012, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.26	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 9

99.27	Amendment No. 1 to Option Grant Agreement, dated as of January 7, 2013, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.28	Second Amendment to Stock Agreement, dated as of March 31, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.29	Investor Representation Letter and Agreement, dated May 16, 2011 by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.30	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.31	Agreement to Exercise Rights Under Stock Agreement, dated July 18, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.32	Press Release issued by Elemetal, LLC and NTR Metals, LLC on February 8, 2016 (previously filed as an Exhibit to the Schedule 13D filed by NTR on February 8, 2016)

99.33	Letter of Intent, dated April 18, 2016, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.34	Letter of Intent, dated April 18, 2016, by and between Elemetal, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.35	Stock Purchase Agreement, dated June 20, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.36	Form of Registration Rights Agreement, dated December 9, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.37	Form of Warrant to Purchase Shares of Common Stock of DGSE Companies, Inc., dated December 9, 2016 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.38	Contribution Agreement, dated as of August 29, 2018, by and between NTR Metals, LLC and Eduro Holdings, LLC

99.39	Assignment Agreement, dated as of August 29, 2018, by and between NTR Metals, LLC and Eduro Holdings, LLC

99.40	Joint Filing Agreement, dated as of September 7, 2018, by and between Eduro Holdings, LLC and John R. Loftus

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2018

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel

EDURO HOLDINGS, LLC

By:	/s/ John R. Loftus
Name:	John R. Loftus
Title:	Sole Member

/s/ John R. Loftus
JOHN R. LOFTUS